

August 10, 2011

<u>Via E-mail</u>
Joseph Neubauer
Chairman and Chief Executive Officer
Aramark Corporation
Aramark Tower
1101 Market Street
Philadelphia, PA 19107

> **Re: Aramark Corporation**
> **Form 10-K for the Fiscal Year Ended October 1, 2010**
> **Filed December 16, 2010**
> **File No. 001-04762**

Dear Mr. Neubauer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor